ACE*COMM CORPORATION

January 4, 2007

BY FACSIMILE AND EDGAR

Mark P. Shuman
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3 (File No. 138084)

Dear Mr. Shuman:

          Pursuant to Rule 461 under the Securities Act of 1933, ACE*COMM Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement to 5:00 p.m. on January 4, 2007, or as soon as possible thereafter.

          The Company hereby acknowledges the following:

          (a)  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          (b)  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          (c)  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George T. Jiminez

George T. Jiminez Chief Executive Officer, President, and Treasurer